Exhibit 99.1

Commtouch Reports Results for the First Quarter of 2012

Revenue Increases 7% Year-Over-Year to $5.9 Million, Setting a First Quarter Record

GAAP Net Income Increases 18% Year-Over-Year to $1.2 Million

Non-GAAP Net Income Increases 14% Year-Over-Year to $1.6 Million

Management Conference Call to Outline Evolution of Growth Strategy

Sunnyvale, Calif. – May 2, 2012– Commtouch® (NASDAQ: CTCH), a leading cloud-based Internet security provider, today announced its first quarter financial results, for the period ending March 31, 2012.

First Quarter 2012 Financial Highlights:

•	Revenues for the first quarter of 2012 increased by 7% to $5.9 million, compared to $5.5 million in the first quarter of 2011, setting a first quarter record.

•	Net income for the first quarter of 2012 in accordance with US Generally Accepted Accounting Principles (US GAAP) was $1.2 million, compared to net income of $1.0 million in the same period last year.

•	GAAP earnings per diluted share for the first quarter of 2012 were $0.05, compared to $0.04 in the same period last year.

•	Non-GAAP net income for the first quarter of 2012 was $1.6 million, compared to $1.4 million in the first quarter of 2011.

•	Non-GAAP earnings per diluted share for the first quarter of 2012 were $0.06, compared to $0.06 for the first quarter of 2011.

•	Deferred Revenues (long-term and short-term) as of March 31, 2012 were $3.8 million compared to $3.8 million in deferred revenues as of December 31, 2011.

•	Cash as of March 31, 2012 was $22.0 million, compared to $20.9 million as of December 31, 2011.

•	Operating cash flow for the first quarter of 2012 was $1.2 million, compared to operating cash flow of $1.1 million in the first quarter of 2011. During the first quarter of 2012, options were exercised for approximately $0.1 million.

“Commtouch’s first quarter 2012 financial results reflect the continued strength of our innovative IT security technologies while delivering year-over-year growth across our key financial metrics including revenue, gross margin, net income and operating cash flows,” said Shlomi Yanai, Commtouch’s chief executive officer.

“Over the past few months, we have been re-defining our long-term strategy and vision to take our business to the next level. Our recent enhancements to the management team reflect the initial steps that we have already taken. Our updated vision focuses on the evolution of Commtouch from a technology company, providing class leading technologies, into a solutions provider of white label cloud-driven ’security as a service’ offerings. This evolution, from technologies towards solutions for our valued OEM and service provider customers, is built upon continuing to grow our core business while making material investments in the coming year that are aimed at developing and deploying complementary value added solutions to set the stage for accelerated long-term growth. We believe the combination of continued revenue expansion, ongoing customer acquisition, strong cash flow generation, and our newly evolved vision for growth puts us in a very strong position,” concluded Mr. Yanai.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

First Quarter 2012 Business Highlights:

•	Commtouch appointed Mickey Avram as VP of Sales Operations, Brett Wilson as VP of Products and Haniel Ilouz as VP of Global Engineering, all top leaders in their respective fields.
•	Commtouch announced the availability of its enhanced Antivirus for Email offering using a unique dual-detection approach to ensure malware identification from the zero-hour of an outbreak through any stage of the malware lifecycle.
•	ZyXEL Communications, a leading provider of secure broadband networking, Internet connectivity, home entertainment and routing products, integrated Commtouch’s cloud-based Anti-Spam and Web Filtering offerings into its Unified Security Gateway product line. ZyXEL also announced a software upgrade for its Unified Threat Management series, adding Commtouch’s cloud-based Anti-Spam and Web Filtering offerings.
•	Hostopia, a leading provider of Web services for small-to-medium sized businesses, implemented Commtouch’s Outbound Spam Protection.
•	Parallels, a worldwide leader in virtualization and automation software, deployed Commtouch’s Outbound Spam Protection as a fully integrated module within Parallels Plesk Panel. The offering was launched during the Parrallels Summit 2012 in Orlando, an event that attracts a global audience of over 1,200 leading participants from across the cloud and hosting industry.

Business Outlook

The company is reaffirming its expectation that full year 2012 revenue will grow by a double-digit percentage rate over full year 2011 levels. Based on a higher level of investment the company is making in the areas of research and development, sales, and marketing to support the development and deployment of Commtouch’s next generation solutions, non-GAAP net income for full year 2012 is expected to be at, or above, $5.0 million.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization and impairment of acquired intangible assets, deferred taxes, acquisition related costs and adjustments to earnout obligation related to the Command antivirus acquisition. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of our business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, May 2, 2012 at 10:00 a.m. ET to review the first quarter 2012 operational and financial highlights as well as walk through a strategic overview of the evolution of the Company’s growth strategy.

To participate in the call, please dial one of the following access numbers ten minutes prior to the start time of the call:

US Dial-in Number: 1 888 407 2553

Israel Dial-in Number: 03 918 0610

International Dial-in Number: +972 3 918 0610

at:

10:00 a.m. Eastern Time, 7:00 a.m. Pacific Time,

3:00 p.m. UK Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s website at www.commtouch.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Commtouch’s website.

About Commtouch

Commtouch® (NASDAQ: CTCH) safeguards the world’s leading security companies and service providers with cloud-based Internet security services. Real-time threat intelligence from Commtouch’s GlobalView™ Cloud powers its Web filtering, email security and antivirus solutions, protecting thousands of organizations and hundreds of millions of users worldwide. Information about Commtouch can be found at www.commtouch.com or by writing to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks, of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the company’s expectation of double digit growth for 2012, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company’s Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact

Ron Ela

Chief Financial Officer

Tel: (US) 650-864-2291

(Int’l) +972-9-8636813

ron.ela@commtouch.com

US Investor Relations Contact

Ehud Helft / Kenny Green

CCG Investor Relations

Tel: (US) 646-201-9246

(Int’l) +972-3-607-4717

commtouch@ccgisrael.com

Israel Investor Relations Contact

Iris Lubitch

EffectiveIR

Tel: 972-3-5664007

Iris@EffectiveIR.co.il

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended March 31
	2012	2011
	Unaudited	Unaudited

Revenues	$5,896	$5,515

Cost of revenues	1,052	1,010

Gross profit	4,844	4,505

Operating expenses:

Research and development	1,270	1,247

Sales and marketing	1,142	1,391

General and administrative	1,331	893

Total operating expenses	3,743	3,531

Operating profit	1,101	974

Financial expenses , net	(23)	14

Income before taxes	1,124	960

Income taxes , net	(85)	(61)

Net income attributable to ordinary and equivalently participating shareholders	$1,209	$1,021

Earning per share- basic	$0.05	$0.04

Earning per share- diluted	$0.05	$0.04

Weighted average number of shares outstanding:
Basic	24,163	23,506

Diluted	24,889	24,752

COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended March 31
	2012	2011
	Unaudited	Unaudited

GAAP operating profit	$1,101	$974
Stock-based compensation (1)	364	297
Amortization and impairment of intangible assets (2)	101	129

Non-GAAP operating profit	$1,566	$1,400

GAAP net income	$1,209	$1,021
Stock-based compensation (1)	364	297
Amortization and impairment of intangible assets (2)	101	129
Adjustment to earnout obligation (3)	28	—
Income taxes (4)	(116)	(61)

Non-GAAP net income	$1,586	$1,386

GAAP earnings per share	$0.05	$0.04
Stock-based compensation (1)	0.01	0.01
Amortization and impairment of intangible assets (2)	0.004	0.005
Adjustment to earnout obligation (3)	0.001	—
Income taxes (4)	(0.005)	(0.002)

Non-GAAP earnings per share	$0.06	$0.06

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	24,889	24,752

(1) Stock-based compensation
Cost of revenues	$9	$6
Research and development	67	75
Sales and marketing	88	95
General and administrative	200	121

	$364	$297
(2) Amortization and impairment of intangible assets
Cost of revenues	$48	$49
Sales and marketing	53	80

	$101	$129
(3) Adjustment to earnout obligation
Financial expenses (income), net	$28	—

	$28	—
(4) Income taxes
Deferred tax asset - tax benefit	(116)	(61)

	$(116)	$(61)

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	December 31
	2012	2011
	Unaudited	Audited
	In US$ thousands
Assets:
Current Assets:
Cash and cash equivalents	$22,038	$20,868
Trade receivables	3,373	2,838
Deferred income taxes	2,041	1,996
Prepaid expenses and other accounts receivable	306	463
Total current assets	27,758	26,165

Long-term lease deposits	40	40
Severance pay fund	1,055	1,031
Property and equipment, net	882	885
Deferred income taxes	2,960	2,889
Intangible assets, net	3,404	3,505
Goodwill	3,792	3,792
Investment in affiliate	1,227	1,227
Total assets	41,118	39,534

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	383	551
Employees and payroll accruals	1,246	1,215
Accrued expenses and other liabilities	609	628
Other short term liabilities	3,400	3,372
Deferred revenues	2,921	3,058
Total current liabilities	8,559	8,824

Deferred revenues	851	694
Accrued severance pay	1,212	1,192
Total liabilities	2,063	1,886

Shareholders’ equity	30,496	28,824
Total liabilities and shareholders’ equity	$41,118	$39,534

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended March 31
	2012	2011
Cash flow from operating activities	Unaudited	Unaudited

Net income	$1,209	$1,021

Adjustments:
Depreciation	151	136
Compensation related to options issued to employees	364	280
Amortization amd impairment of intangible assets	101	129
Capital gain from sale of fixed assets	—	—

Changes in assets and liabilities:
(Increase) decrease in trade receivables	(535)	9
Increase in deferred taxes	(116)	(61)
Decrease in prepaid expenses and other receivables	157	46
(Decrease) in accounts payable	(183)	(213)
Increase in employees and payroll accruals, accrued expenses and other liabilities	40	52
Increase (decrease) in deferred revenues	20	(310)
(Decrease) increase in accrued severance pay, net	(4)	13
Net cash provided by operating activities	1,204	1,102

Cash from investing activities

Change in long - term lease deposits	—	11
Purchase of property and equipment	(133)	(119)
Net cash used in investing activities	(133)	(108)

Cash flows from financing activities

Proceeds from options and warrants exercised	99	—
Net cash provided by financing activities	99	—

Increase in cash and cash equivalents	1,170	994
Cash and cash equivalents at the beginning of the period	20,868	13,432
Cash and cash equivalents at the end of the period	$22,038	$14,426